ALLIED GOLD LIMITED
ACN 104 855 067

29 April 2008

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

QUARTERLY REPORT FOR THE PERIOD ENDED 31 MARCH 2008

HIGHLIGHTS

- Allied Gold's 100% owned Simberi Oxide Gold Project, located in offshore Papua New Guinea, produced **first gold in February 2008**
- Simberi **produced 18,894 oz of gold for the March quarter at a cash cost of AUD$363 per oz**
- Letter of Intent signed with Barrick Gold Corporation (Barrick), the world's pre-eminent gold producing Company, whereby **Barrick will individually fund up to AUD$20 million of expenditure in order to gain a 70% interest in the exploration licence that encompasses Big Tabar and Tatau Islands**
- **Barrick subscribed for 17,647,059 fully paid ordinary shares in Allied Gold at $0.85 per share** upon execution of the Letter of Intent, thereby injecting AUD$15 million into Allied Gold
- **Drilling continues to deliver highly encouraging results on areas located outside of the current mine plan**. Best results previously announced in exploration updates include:
  - **8m at 5.51 g/t** gold from 1m at South Samat
  - **7m at 4.49 g/t** gold from 1m at South Samat
  - **6m at 3.52 g/t** gold from 5m at Sorowar West
  - **13m at 2.20 g/t** gold from surface at Sorowar West
  - **22m at 2.14 g/t** gold from surface at South East Sorowar
  - **5m at 4.81 g/t** gold from 75m at South East Sorowar
  - **9m at 6.19 g/t** gold from 41m at South East Sorowar

SIMBERI OXIDE GOLD PROJECT - OPERATIONS

The Simberi Oxide Gold Project poured its first gold in early February 2008 and the production ramp up through its newly constructed process plant at Simberi continues to progress well.

Mining		January - March 2008
Waste Mined	dry tonnes	49,356
Ore Mined	dry tonnes	178,707
Ore Mined Grade	g/t gold	2.57
Processing		
Ore Milled	dry tonnes	164,866
Mill Feed Grade	g/t gold	4.28
Recovery	percent	86.7
Gold Produced	Oz	18,894
Gold Sold	Oz	10,466
Financial		
Cash Costs of Gold Produced	AUD$/Oz	363
Gold Price Received	AUD$/Oz	762

Mining has been centred on the South Samat and East Samat pits. In particular South Samat has yielded good grade material, which has assisted in compensating for the late commissioning of the processing plant.

The gold price received for sales during the March quarter was impacted by the fact that the vast majority of gold sold was delivered into the Company's gold hedging commitments at US$700/oz.

Most of the 49,356 tonnes of waste mined was related to haul road construction and road sheeting activities.

The EPCM Contractor has been issued with a list of items on the processing plant that require remediation. Project completion costs are forecast to be approximately AUD$92 million, some AUD$12 million over the original budget. Costs incurred as at 31 March were AUD$87.5 million.

Construction of the rope conveyor and overland conveyor to the ROM pad, which will carry ore from the Sorowar pit, is essentially complete and commissioning is advancing according to plan.

EXPLORATION

SIMBERI ISLAND – ML 136 and EL 609

The fourth Company-owned drill rig arrived in January and the smaller diamond drill (DFM400) completed 67 metres of coring at Samat and 111 metres at Adora testing an IP anomaly. At the end of the month the rig was converted to auger to undertake grade control drilling. A total of 415 grade control auger holes were completed at Samat and Sorowar for a total length of 2,077 metres.

The two reverse circulation (RC) drills commenced drilling at Sorowar - south east, north west and west of the proposed pit. These drills collectively completed 6,492 metres of RC in 71 drill holes at Sorowar and one rig installed 8 pre-collars for a total length of 723 metres at Pigiput in preparation for deep diamond tails targeting sulphides.

The multipurpose drill (UDR650) finished RC drilling in the Samat area for a total length of 580 metres in 13 holes and then, after some scheduled maintenance, was converted to diamond and commenced drilling at Pigiput as part of the resource definition and exploration program designed by Golder Associates targeting the underlying sulphide mineralisation. By the end of the quarter, one diamond tail had been sorted and 57 metres of core had been drilled.

2,950 metres of IP line was surveyed in January and the crews were dismantled pending analysis of all the IP information gathered to date. A report is due to be issued in the June quarter.

Samat

Drilling at Samat South focused on possible extension outside the pit design with a focus on the area north of the pit. Results of current program (holes RC 1436 to RC1440 inclusive) defined additional mineralisation outside the pit. The table below lists the assay intersections and the following map shows the drill hole positions:

SOUTH SAMAT										
Hole	TIG North	TIG East	RL (m)	Dip/Azi °	Hole Depth (m)	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1434	207,452.1	44,403.3	117.0	-90/000	20	3	4	1	0.85	OX
South Samat										
RC1435	207,440.5	44,407.6	118.1	-90/000	50				NSA	OX
South Samat second part of hole										
RC1436	207,460.7	44,400.3	116.5	-90/000	20	5	10	5	1.84	OX
South Samat										
RC1437	207,470.2	44,396.8	116.1	-90/000	20	1	9	8	5.51	OX
South Samat										
RC1438	207,479.7	44,392.9	115.6	-90/000	20	1	7	6	4.49	OX, SU
South Samat										
RC1439	207,488.9	44,389.3	115.1	-90/000	20	1	4	3	2.08	OX
South Samat										


ALLIED GOLD LTD
SAMAT DEPOSIT
Recent Drillholes
2006 Drill Program
Older Drillholes
Pit Outline
0 50 100
metres
N
207,700 mN
207,600 mN
207,500 mN
44,300 mE
44,400 mE
44,600 mE
44,700 mE
RC 1506
RC 1507
RC 1508
RC1376
RC1375
RC1374
RC1373
RC1372
RC1371
RC1370
RC1369
RC1368
RC1367
RC1366
RC1365
RC1364
RC1363
RC1362
RC1404
SAMAT EAST
RC1412
RC1413
RC1411
RC1415
RC1414
RC1410
RC1416
RC1417
RC 1440
RC 1439
RC1438
RC1437
RC1436
RC1434
RC1435
SAMAT SOUTH

Adora

Drilling at Adora was aimed at testing shallow oxide targets and some deeper sulphide targets that had been defined by the IP surveys. The drilling revealed thin and scattered gold mineralisation whilst testing of the IP target resulted in some gold mineralisation being encountered, with a best intersection of 6.9m @ 8.11g/t gold from 47.1 metres. The map below shows the drill hole positions and the following table lists the assay intersections:


SAMAT NORTH
SAMAT EAST
SAMAT SOUTH
ADORA
N
207,800 mN
207,600 mN
207,400 mN
207,200 mN
0 100 200
metres
44,200 mE
44,400 mE
44,600 mE
44,800 mE
45,000 mE
45,200 mE
ALLIED GOLD LTD
SAMAT & ADORA DRILLHOLES
New RC Holes
New Diamond Holes
Previous Adora Holes
Old Drillholes
Samat Pit Outline

ADORA										
Hole	TIG North	TIG East	RL (m)	Dip/Azi ^{0}	Hole Depth (m)	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1400	207,213.1	44,801.7	60.5	-60/060	117	0	2	2	0.88	OX
Adora						87	89	2	1.69	SU
RC1401	207,233.6	44,836.1	54.8	-60/060	96				NSA	OX, TR, SU
RC1402	207,335.0	45,005.2	39.5	-60/060	75	0	2	2	1.02	OX
Adora						5	8	3	0.60	OX
RC1403	207,255.0	44,870.0	48.4	-60/060	95	17	25	8	0.79	SU
Adora						70	73	3	1.02	SU
						81	85	4	0.95	SU
						91	95	4	0.53	SU
RC1404	207,399.5	45,109.2	137.9	-60/045	42	7	13	6	2.19	OX
Adora	Sample loss top 6 meters									
RC1405	207,633.3	44,640.2	19.6	-60/240	120	0	4	4	0.67	OX
Adora						7	12	5	0.71	OX, SU
						20	41	21	0.78	SU
RC1406	207,415.5	45,140.0	22.7	-60/240	50	16	30	14	1.19	OX
Adora										
RC1409	207,315.7	44,971.6	38.5	-60/240	33	0	3	3	1.19	OX
Adora										
SDH001	207,275.9	44,903.1	42.9	-60/060	119				NSA	OX, SU
Adora										
SDH007	207,115.2	45,199.8	36.7	-60/060	76	14.0	20.2	6.2	1.47	SU
Adora	IP target					47.1	54.0	6.9	8.11	SU
						70.0	71.0	1.0	4.01	SU
SDH008	207,261.0	44,640.8	60.1	-60/225	175				NSA	OX
Adora										

Sorowar

Drilling at South East Sorowar confirmed the presence of surface and near-surface gold mineralisation in oxide materials, south east of the Sorowar final pit limit. The first results table also includes results from two Monun Creek holes. Drilling of this area is continuing to define the extents of the mineralisation with a plan to undertake a resource estimate.

The drilling at Sorowar West has identified a **new area of mineralisation located within 300 to 400 meters of the RopeCon load out** terminal. The drill hole intersections to date are extremely encouraging given that the mineralisation comprises oxide material at surface or near-surface. Drilling will continue north towards the Sorowar pit limit and south east in the area shown on the following map as “Area Not Drilled”.

Additionally, drilling has commenced to the north west of the Sorowar pit and to date 22 holes for a total length of 2,314 metres has been completed, still **waiting assay results**.

The tables give more details on the drill hole intersections and the map below shows the locations of the holes and selected assay intercepts.


SOROWAR WEST
SE SOROWAR
Area Not Drilled
210,000 mN
209,800 mN
209,600 mN
44,000 mE
44,200 mE
44,400 mE
44,600 mE
44,800 mE
N
0 100 200
meters
RC1532
RC1517
RC1516
RC1515
RC1537
ALLIED GOLD LTD
Sorowar Deposit
Latest Drilling with Selected Intercepts
Previous Drilling
Sorowar Pit Outline
Ropecon
Haul Road

SOROWAR SE - MONUN CREEK										
Hole	TIG North	TIG East	RL (m)	Dip/Azi °	Hole Depth (m)	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1512	209,558.5	44,572.5	177.0	-60/045	120	12	18	6	0.65	OX
SE Sorowar						28	50	22	1.06	OX
						70	75	5	1.26	OX, TR
						77	90	13	0.82	OX, TR
						95	113	18	1.95	TR, SU
RC1513	209,571.8	44,557.6	178.1	-60/045	120	0	8	8	0.56	OX
SE Sorowar						27	51	24	1.41	OX
NOTE: 28m of sample from 51 to 79 metres missing						87	89	2	0.71	TR
						101	104	3	1.07	TR, SU
						110	120	10	0.81	SU
RC1518	209,751.4	44,548.5	205.1	-60/045	71	2	4	2	0.60	SU
SE Sorowar						31	40	9	0.95	OX
RC1519	209,708.2	44,511.4	187.1	-90/000	71	16	17	1	0.85	SU
SE Sorowar										
RC1520	209,735.5	44,501.2	185.7	-90/100	62	48	59	11	1.22	SU
SE Sorowar										
RC1521	209,754.8	44,493.7	186.2	-90/100	71	39	47	8	0.89	SU
SE Sorowar						50	58	8	0.78	SU
						64	66	2	0.73	SU
						68	70	2	0.68	SU
RC1522	209,774.1	44,494.8	187.3	-60/045	79	9	18	9	0.78	OX, TR, SU
SE Sorowar						20	22	2	0.73	SU
						29	33	4	1.52	OX
						51	56	5	0.68	SU, OX
RC1523	209,800.0	44,480.9	189.5	-60/045	120	30	32	2	0.54	OX
SE Sorowar						56	62	6	1.57	TR
						96	99	3	1.01	SU
						102	105	3	0.61	SU
RC1524	209,794.4	44,468.8	190.5	-60/045	119	100	104	4	0.92	SU
SE Sorowar						116	118	2	1.05	SU
MN004	209,629.0	44,626.0	108.0	-60/270	23	2	17	15	0.83	OX, SU
Monun Creek										
MN005	209,764.6	44,682.0	124.8	-60/270	70	20	27	7	1.21	OX
Monun Creek						29	31	2	0.62	OX
						37	41	4	0.59	OX, TR
						53	62	9	1.68	SU

SE Sorowar Drill Hole Intercepts									
Hole	**TIG North**	**TIG East**	**RLm**	**Dip/Azi°**	**From m**	**To m**	**Intercept m**	**Au Grade g/t**	**Oxidation**
RC1509	**209514.1**	**44603.4**	**171.1**	**-55/129**	0	11	11	1.27	OX
SE Sorowar				*including*	*1*	*7*	*6*	*1.71*	*OX*
Sample not received at lab (11-12m)					12	14	2	1.31	OX
				including	*12*	*13*	*1*	*1.88*	*OX*
RC1510	**209529.6**	**44594.1**	**172.2**	**-90/000**	42	69	27	1.42	OX
SE Sorowar				*including*	*47*	*66*	*19*	*1.73*	*OX*
					74	80	6	4.09	OX, SU
				including	*75*	*80*	*5*	*4.81*	*OX, SU*
RC1511	**209529.5**	**44597.3**	**171.8**	**-60/045**	0	10	10	0.94	OX
SE Sorowar				*including*	*2*	*6*	*4*	*1.46*	*OX*
					73	79	6	1.28	OX
				including	*73*	*77*	*4*	*1.60*	*OX*
RC1515	**209650.4**	**44529.6**	**196.4**	**-60/045**	NSA				
SE Sorowar									
RC1516	**209669.4**	**44507.3**	**191.9**	**-60/045**	NSA				
SE Sorowar									
RC1517	**209697.2**	**44540.3**	**204.3**	**-60/045**	NSA				
SE Sorowar									
RC1525	**209780.4**	**44434.9**	**195.3**	**-60/045**	15	26	11	0.91	SU
SE Sorowar				*including*	*23*	*25*	*2*	*2.34*	*SU*
RC1533	**44486.5**	**209559.5**	**171.4**		0	30	30	1.75	OX, SU
SE Sorowar				*including*	*0*	*22*	*22*	*2.14*	*OX, SU*
RC1534	**209610.9**	**44470.0**	**176.9**	**-60/045**	30	37	7	1.32	TR
SE Sorowar				*including*	*30*	*35*	*5*	*1.66*	*TR*
					63	75	12	0.71	SU
				including	*70*	*71*	*1*	*1.26*	*SU*
					92	100	8	1.20	SU
				including	*95*	*100*	*5*	*1.49*	*SU*
RC1535	**209433.7**	**44576.9**	**119.8**	**-60/045**	41	50	9	6.19	SU
SE Sorowar				*including*	*46*	*47*	*1*	*17.15*	*SU*
Top of hole assays received, awaiting results for 63 - 120m									
RC1537	**209446.2**	**44466.9**	**125.3**	**-60/045**	91	92	1	2.68	SU
SE Sorowar					137	142	5	0.82	SU
				including	*141*	*142*	*1*	*2.15*	*SU*

RC1538	209512.9	44421.2	131.6	-90/000	0	5	5	2.64	OX
SE Sorowar				including	0	3	3	3.90	OX
					13	23	10	1.41	SU
				including	14	23	9	1.51	SU
					81	88	7	1.08	SU
RC1539	209599.7	44415.6	145.8	-60/045	0	5	5	1.01	OX, TR
SE Sorowar				including	0	2	2	1.30	OX
					8	11	3	0.93	OX
					18	28	10	0.97	TR
				including	21	27	6	1.14	TR
					64	75	11	0.72	SU
				including	64	66	2	1.20	SU
					137	142	5	0.82	SU
				including	141	142	1	2.15	SU

Sorowar West Drill Hole Intercepts

Hole	TIG North	TIG East	RLm	Dip/Azi°	From m	To m	Intercept m	Au Grade g/t	Oxidation
RC1459	209905.8	43841.1	210.0	-90/000	30	34	4	0.91	SU
Sorowar West				including	30	32	2	1.14	SU
					47	59	12	2.38	SU
RC1463	210019.4	43962.5	212.9	-90/000	32	36	4	1.02	SU
Sorowar West					19	39	20	1.00	SU
					44	64	20	1.23	SU
				including	45	60	15	1.34	SU
				and	62	64	2	1.32	SU
					91	93	2	1.05	SU
RC1526	209884.8	43883.7	191.2	-90/000	0	13	13	2.20	OX, SU
Sorowar West				including	0	11	11	2.48	OX
RC1528	209886.9	43966.8	194.9	-90/000	0	4	4	1.36	OX
Sorowar West				including	0	3	3	1.59	OX
					44	49	5	0.82	SU
				including	47	48	1	1.78	SU
					55	67	12	0.75	SU
				including	59	60	1	2.00	SU
				and	66	67	1	1.06	SU
					100	104	4	1.36	SU

RC1529	209913.2	43974.3	195.9	-90/000	0	9	9	0.99	OX, TR
Sorowar West				including	2	5	3	1.57	OX
					64	68	4	1.37	SU
				including	65	68	3	1.59	SU
RC1530	209948.7	43984.4	195.6	-90/000	2	11	9	2.50	OX
Sorowar West				including	5	11	6	3.52	OX, SU
					27	33	6	1.14	SU
				including	27	29	2	2.03	SU
					61	67	6	0.78	SU
				including	64	66	2	1.03	SU
					85	88	3	0.96	SU
					108	110	2	1.02	SU
RC1531	210018.1	44068.5	202.8	-90/000	11	22	11	1.84	SU
Sorowar West				including	15	22	7	2.66	SU

Assaying for gold by fire assay (50gm) with AAS finish
Simberi mineralization types are
Ox = oxide material – extremely weathered (average cyanide recovery >90%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 50 – 90%)
Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery <50%)
Intercept interval cut-off = 0.5 g/t Au
NSA = non significant assay ie <1m and <0.5g/t Au

Some exploration assays have been carried out on site in the processing plant laboratory while the construction of the exploration assay laboratory and new sample preparation facility is being finished off, which is expected in the June quarter.

Construction of the new core shed was nearly completed and is ready to receive samples at one end. The building will be finished in April.

FARM-IN & EXPLORATION JOINT VENTURE ON TATAU AND BIG TABAR ISLANDS (EL609) WITH BARRICK GOLD CORPORATION

Allied Gold signed a Letter of Intent ("LoI") in March 2008 with a wholly owned subsidiary of the world's largest gold mining Company Barrick Gold Corporation ("Barrick"). Contained in the LoI is for Barrick to acquire up to a 70% interest in exploration licence 609 on Big Tabar and Tatau Islands, part of the Tabar Island Group Project, through a Farm-in and Joint Venture.

Barrick is required to sole fund AUD$8 million of exploration expenditure within four years to earn a 51% interest, with another AUD$12 million required within the next four year period to earn 70% in the exploration licence.

Barrick has committed to a minimum expenditure of AUD$2 million in the first two years, but has budgeted to spend US$2.1 million in year one. If Barrick withdraws at any time after it has met the minimum expenditure but before it earns 51% equity in the joint venture, it will not retain any interest in the exploration licence.

Additionally, Barrick subscribed for 17,647,059 shares at $0.85, representing 4.7% of the enlarged share capital of the Company, thereby injecting AUD$15 million into Allied Gold. The shares issued to Barrick are subject to voluntary escrow until 28 March 2010 or upon the date that Barrick meets the Minimum Expenditure as set out under the Terms of the LoI.

The execution of the agreement provides for a significantly more expedient manner to further explore, evaluate and exploit the exploration potential on Tatau and Big Tabar islands, whilst Allied Gold focuses on optimising performance of its recently commissioned Simberi Gold Project.

Susequent to period-end, Allied Gold has issued 1,000,000 fully paid ordinary shares to Kennecott Explorations (Australia) Ltd, a 100% owned subsidiary of Rio Tinto Limited, and 352,112 fully paid ordinary shares to Niugini Mining Limited as consideration for relinquishment of each Company's Claw Back Right under the original Purchase Agreement to acquire the Simberi Island, Tatua and Tabar Islands projects.

CORPORATE

CASH AND DEBT

At 31 March 2008, Allied Gold Limited had AUD$14.77 million cash in hand. The Simberi Finance Facility was drawn down to AUD$23.4 million at period-end.

GOLD HEDGING

Allied Gold has outstanding hedging commitments of 153,630 ounces (ozs) of gold at an effective price of US$700/oz for delivery between June 2008 and December 2011. The Participating Gold Forward Option that the Company has entered into allows Allied Gold to participate in any upside in the price of gold for 40% (representing 61,452 ozs) of the Company's hedging commitment while remaining protected at US$700/oz at all times as a worst case on the entire 153,630 ozs hedged.

SECURITIES ON ISSUE

As at 31 March 2008 issued securities comprise;

- 374,833,613 fully paid ordinary shares listed on the Australian Stock Exchange (ASX) and on the London Alternative Investment Market (AIM)

- 2,970,000 unlisted options exercisable at $0.50 expiring 11 December 2008
- 1,000,000 unlisted options exercisable at $0.40 expiring 31 December 2008
- 1,000,000 unlisted options exercisable at $0.44 expiring 31 December 2008
- 750,000 unlisted options exercisable at $0.80 expiring 31 December 2008
- 713,261 unlisted options exercisable at $0.72 expiring 30 June 2009
- 590,000 unlisted options exercisable at $0.50 expiring 30 October 2009

During the period, the Company completed two share placements. In January AUD$10.5 million was raised through the issue of 14,621,844 shares at AUD$0.72 per share to existing institutional investors and a further 17,647,059 shares were issued to a subsidiary of Barrick Gold Corporation at AUD$0.85 per share raising AUD$15.0 million in March.

Additionally, 550,000 shares were issued after the exercise of $0.50 unlisted options and 713,261 unlisted options exercisable at $0.72 expiring 30 June 2009 were issued to Mirabaud Securities as part consideration for managing the January 2008 share placement.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C.R. Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).